

January 11, 2024

Stephen Scott
Chief Operating Officer
CorpAcq Group Plc
CorpAcq House
1 Goose Green
Altrincham, Cheshire
WA14 1DW
United Kingdom

> **Re: CorpAcq Group Plc**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed December 26, 2023**
> **File No. 333-275613**

Dear Stephen Scott:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 14, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4 filed December 26, 2023

Questions and Answers

Q: What are the U.S. federal income tax consequences of exercising my redemption rights?, page 29

1. We note your response to prior comment 17 and reissue it. Please summarize in this section of the filing the material tax consequences to shareholders electing to redeem their shares and to shareholders electing not to have their shares redeemed if the merger is completed.

<u>Comparative Per Share Data, page 325</u>

2.	We note your response to prior comment 39. Given your inclusion of a pro forma condensed combined statement of financial position as of June 30, 2023 only, as required by Article 11-02(c)(1) of Regulation S-X, please remove from page 326 the combined pro forma book value per share amounts for the year ended December 31, 2022.

<u>General</u>

3.	We note your response to prior comment 43; however, you still state on page 269 that "CorpAcq expects to pay a dividend from its first year following the Business Combination and over the longer term, target a policy of at least a 50% payout ratio of free cash flow, defined as cash flow from operations less net capital expenditure." Please describe in greater detail, including by quantifying your historical performance, the basis for your response that "based on the strong historical and expected future performance of CorpAcq, the intent of current key stakeholders and management is to set up a framework to provide regular dividends to the Company's shareholders. CorpAcq has a resilient business with a history of profitable growth and cash flow generation (after deducting for net capital expenditures) thereby resulting in ability to sufficiently pay out the proposed dividends. The ongoing re-financing of the Facility and the CorpAcq Preferred Redemption is expected to provide additional significant interest savings that could be used to grow the business further and help support dividend payout. CorpAcq completes acquisitions as part of its ordinary course business targeting a 20% cash return from day 1; the Company can use a portion of this new cash flow to fund potential increase in future dividends." Also, as previously requested, discuss the specific statutory, regulatory and contractual limitations, and business considerations on the extent to which CorpAcq and its subsidiaries may pay dividends, make loans or otherwise provide or distribute funds to CorpAcq.

	Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:	Michael S. Lee, Esq.